CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com


06015514

19 July 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Catlin US Opens in New York	12/07/2006

Yours faithfully,

Pramila Bharj

dlw 7/26

Catlin Group

REG-Catlin Group Limited Catlin US Opens in New York
Released: 12/07/2006

RNS Number:0839G
Catlin Group Limited
12 July 2006

CATLIN US ESTABLISHES NEW YORK OFFICE

NEW YORK - Catlin Group Limited ('CGL': London Stock Exchange), the international speciality property/casualty insurer and reinsurer, announces that Catlin US has established an underwriting office in New York.

The New York office will be staffed by an 11-member professional liability underwriting team, headed by Senior Vice President John Van Decker. He and the other members of the team have joined Catlin US from Quanta US Holdings Inc.

The team will underwrite various classes of professional liability and directors & officers (D&O) liability insurance. The professional liability classes include coverage for financial institutions, real estate agents, lawyers, accountants and other professionals.

Catlin US, which is headquartered in Atlanta, underwrites specialty classes of property/casualty insurance for US clients. Catlin US has also recently acquired an admitted property/casualty insurance company that will soon begin underwriting business under the Catlin brand. Besides the New York and Atlanta offices, Catlin US also has offices in Houston, New Orleans and San Francisco.

Richard Banas, chief executive officer of Catlin US, said:

"I am delighted that John Van Decker and his experienced team of underwriting professionals have joined Catlin to establish our New York office. Members of the team have worked together for many years, and have established a very successful track record. Catlin is already well known in the US as an underwriter of healthcare liability insurance, and the skills and expertise of our New York team will strengthen Catlin's position in the broader professional liability insurance market."

John Van Decker was formerly president of the Professional Liability Division of Quanta U.S. Holdings Inc, responsible for all forms of professional liability, D &O liability and fiduciary liability products. Prior to joining Quanta, he held various management positions at CNA Financial Corp. and for American International Group Inc.

- ends -

For more information contact:

Media Relations:
James Burcke, Tel: +44 (0)20 7458 5710
Head of Communications, London Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Investor Relations:
William Spurgin, Tel: +44 (0)20 7458 5726
Head of Investor Relations, London Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Brokers:
John Van Decker Tel: (212) 618 1338
Senior Vice President, New York E-mail: john.vandecker@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. Catlin operates four underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one of the largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

   - Catlin US, which encompasses all of Catlin's operations in the United States. Catlin US includes American Indemnity Company, which was acquired in May 2006 and is being renamed Catlin Insurance Company Inc.

   The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial strength ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda and Catlin UK have insurance financial strength ratings of 'A-' (Strong) from Standard & Poor's; the Catlin Syndicate has a Lloyd's Syndicate Assessment of '4-' (Low Dependency) from Standard & Poor's.

3. Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in the United States (Atlanta, Houston, New Orleans, New York and San Francisco), Canada (Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham and Watford.

4. More information about Catlin can be found on the Group's website: www.catlin.com.

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